Exhibit 3.2

ESSEX PROPERTY TRUST, INC.

CERTIFICATE OF EXECUTIVE VICE PRESIDENT

The undersigned Executive Vice President of Essex Property Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies that the following is a true and complete copy of resolutions duly adopted by the Board of Directors of the Corporation as required by law and that these resolutions are in full force and effect on the date hereof:

RESOLVED:  That the address of the principal office of the Corporation is changed as follows:

Old:        300 East Lombard Street
Baltimore, Maryland 21202

New:       c/o National Registered Agents, Inc. of MD
Second Floor
836 Park Avenue
Baltimore, Maryland 21201

IN WITNESS WHEREOF, I have hereunto affixed my hand as Executive Vice President of the Corporation this 10th day of February, 2012.

/s/ Michael T. Dance
Michael T. Dance
Executive Vice President